                                                                     EXHIBIT 4.7


                             [BANK ONE LETTERHEAD]


June 1, 2001

Leonard Tylka
Chief Financial Officer
Childtime Childcare, Inc.
38345 West 10 Mile Road
Suite 100
Farmington Hills, MI 48335-2883

Dear Len:

You have informed us that Childtime Childcare, Inc. ("Childtime") is in default of the Fixed Charge Ratio under the Credit Agreement amoung Childtime and Bank One, Michigan (formerly known as NBD Bank). This letter serves to waive the Fixed Charge Coverage Ratio through June 1, 2001. Bank One, Michigan maintains all other rights and remedies and this waiver shall not be construed as an indication of our willingness to waive this or any other covenant in the future. Please give me a call if you have any questions.

Sincerely,

/s/ Richard Ellis
Richard C. Ellis